SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 17, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 17, 2012

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary

Directorate Change

17 September 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, today announces that Adrian Hennah, Chief Financial Officer, will be leaving the Company at the end of December 2012 to become Chief Financial Officer at Reckitt Benckiser Group plc. The search for a successor to Adrian is underway, and a further announcement will be made in due course.

Olivier Bohuon, Chief Executive Officer said,

"I would like to thank Adrian for his outstanding commitment and dedication to Smith & Nephew over the last six years, and, more personally, for the support he has offered me since I joined. Adrian has made a significant contribution to the Company's performance and strategy, and I know that my colleagues will join me in wishing him every success in his new role."

Adrian Hennah commented,

"I've hugely enjoyed the last six years at Smith & Nephew and am very proud to have been part of such an outstanding organisation. The Company is performing strongly with a reinvigorated strategic direction and a strong balance sheet. I now feel that this is an appropriate time for me to take the next step in my career. I wish Olivier and everyone else at Smith & Nephew all the best for the future."

- ends -

Enquiries

Investors
Phil Cowdy                   Tel: +44 (0) 20 7401 7646
Smith & Nephew

Media
Charles Reynolds                 Tel: +44 (0) 20 7401 7646
Smith & Nephew

Justine McIlroy / Andrew Mitchell                       Tel: +44 (0) 20 7404 5959
Brunswick

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma, Smith & Nephew has almost 11,000 employees and a presence in more than 90 countries. Annual sales in 2011 were nearly $4.3 billion. Smith & Nephew is a member of the FTSE100 (LSE: SN, NYSE: SNN).

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.